UNITED STATES

SECURITIES AND EXCHANGES COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LOGIC Devices Incorporated

(Name of issuer)

Common Stock, No Par Value

(Title of class of securities)

541402 10 3

(CUSIP number)

February 26, 2003

(Date of event that requires filing of this statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)

[     ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).

1.	Names of reporting person(s) S.S. or I.R.S. identification no. of above persons (entities only) Steven J. Revenig, as Trustee of the Farkas Trusts (14 Irrevocable Trusts) 84-6047410
2.	Check the appropriate box if a member of a group (See Instructions) Not applicable.
3.	SEC Use Only
4.	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 624,305 shares
	6.	Shared voting power None
	7.	Sole dispositive power 624,305 shares
	8.	Shared dispositive power None
9.	Aggregate amount beneficially owned by each reporting person. 624,305 shares
10.	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) Not applicable.
11.	Percent of class represented by amount in row 9. 9.3%
12.	Type of reporting person (See Instructions) OO

Item 1(a)	Name of issuer: LOGIC Devices Incorporated
Item 1(b)	Address of issuer's principal executive offices: 395 West Java Drive Sunnyvale, California 94089
Item 2(a)	Name of person filing: Steven J. Revenig, as Trustee of the Farkas Trusts
Item 2(b)	Address of principal business office, or if none, residence: Brinkerhoff & Revenig, P.C. 1873 South Bellaire Street, Suite 1000 Denver, Colorado 80222
Item 2(c)	Citizenship: Colorado
Item 2(d)	Title of class of securities: Common stock, no par value
Item 2(e)	CUSIP number: 541402 10 3
Item 3	If this statement is filed pursuant to §240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable
Item 4	Ownership:
(a) Amount beneficially owned: 624,305 shares
(b) Percent of class: 9.3% based upon issued and outstanding shares disclosed on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2003

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct to vote 624,305 shares
(ii) Shared power to vote or to direct to vote None
(iii) Sole power to dispose or to direct the disposition of 624,305 shares
(iv) Shared power to dispose or to direct the disposition of None
The amount reported as beneficially owned by the reporting person reflects his succession to Stephen A. Hellerstein as trustee of the Farkas Trusts, effective February 26, 2003.
Item 5

Ownership of five percent or less of a class:

None
Item 6	Ownership of more than five percent on behalf of another person: Not applicable
Item 7

Identification and classification of the subsidiary that acquired the security being reported on by the parent holding company

Not applicable
Item 8

Identification and classification of members of a group

Not applicable
Item 9

Notice of dissolution of a group

Not applicable
Item 10

Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 10, 2004	Signature:	/s/ Steven J. Revenig
	Name/Title:	Steven J. Revenig, as trustee of the Farkas Trusts, 5% shareholder